Summarized Minutes of the Meeting of the Board of Directors DATE AND TIME: On August 28, 2025, at 9:00 a.m. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The totality of the members elected, with the participation of Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY ADOPTED: 1.It is hereby recorded the resignation of RICARDO BALDIN and the election ofMARIA ELENA CARDOSO FIGUEIRA, hereinafter qualified, in his replacement as amember of the Company's Audit Committee for the ongoing annual term of office, whichwill be in force until the investiture of those elected at the Meeting of the Board ofDirectors that succeeds the Annual General Stockholders’ Meeting of 2026. 2.It is hereby recorded that MARIA ELENA CARDOSO FIGUEIRA shall serve as themember of the Audit Committee who has proven knowledge in the accounting andauditing fields (financial expert), it being understood that until her investiture RICARDOBALDIN shall continue to hold the position. 3.To register the submission by the members of the Audit Committee of thedocuments supporting compliance with prior eligibility conditions provided for in Articles146 and 147 of Law No. 6,404/76 and in regulations in effect, particularly CMN ResolutionsNo. 4,970/21 and No. 4,910/21, which shall be filed at the Company’s head office, and thatthe investiture of the elected members will be formalized as soon as their elections areratified by BACEN. 4.Consequently, the Audit Committee shall be composed as follows: AUDIT COMMITTEE Chairwoman: MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, with a bachelor’s degree in Economics, bearer of Identity Card (RG-SSP/SP) No. 6.578.061-9, and enrolled with Individual Taxpayer’s Registry (CPF) under the No. 036.221.618-50, domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902. Members: ALEXANDRE DE BARROS, Brazilian, married, engineer, bearer of Identity Card (RG- SSP/SP) No. 6.877.956-2, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 040.036.688-63; FERNANDO BARÇANTE TOSTES MALTA, Brazilian, divorced, system analyst, bearer of Identity Card (RG-IFP/RJ) No. 07.292.860-9, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 992.648.037-34; LUCIANA PIRES DIAS, Brazilian, single, lawyer, bearer of Identity card (RG-SSP/SP) No. 26.180.321-9, and enrolled with the Individual taxpayer’s Registry (CPF) under No. 251.151.348-02; MARIA ELENA CARDOSO FIGUEIRA, Brazilian, divorced, with a bachelor’s degree in Economics, bearer of Identity Card Detran/RJ nº 06.999.925-8, and enrolled with the Individual taxpayer’s Registry (CPF) under No. 013.908.247-64; and ROGÉRIO CARVALHO BRAGA, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 8.130.174-1, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 625.816.948-15, all of them domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902. CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted this minute, which, after being read and approved by all, was signed. São Paulo (SP), August 28, 2025. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Ricardo Villela Marino – Vice-Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fabrício Bloisi Rocha, João Moreira Salles, Marcos Marinho Lutz, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes – Board Members. GUSTAVO LOPES RODRIGUES Investor Relations Officer